ReTo Eco-Solutions, Inc.

November 24, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReTo Eco-Solutions, Inc. Registration Statement, as amended, on Form F-1 File Number 333-219709

Dear Ladies and Gentlemen:

On behalf of ReTo Eco-Solutions, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for November 28, 2017 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please confirm the date and time of effectiveness of the registration statement to Mathew B. Chmiel at Haneberg Hurlbert PLC, our counsel, who can be reached by phone at (804) 554-4803 or by email at matt@hbhblaw.com.

Very truly yours,

ReTo Eco-Solutions, Inc.

/s/ Hengfang Li
Hengfang Li
Chairman and Chief Executive Officer